SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. __ /*/)


                      Plastinum Polymer Technologies Corp.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   727606 10 5
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                                 (CUSIP Number)


                       Laurent Yazmaciyan, Vice President
                     Jose Filella, Assistant Vice President
                       Lombard Odier Darier Hentsch & CIE
                            11, rue de la Corraterie
                            1204, Geneva, Switzerland
                                0041 22 709 24 15
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 6, 2007
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 727606 10 5
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Lombard Odier Darier Hentsch & Cie

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [ ]
     (b) [ ]

-----------------------------------------------------------------
3    SEC USE ONLY


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4    SOURCE OF FUNDS

     OO

-----------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [   ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland

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                         7    SOLE VOTING POWER
     NUMBER OF
                              0
     SHARES              ----------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY
                              0
     OWNED BY            ----------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH

     REPORTING                0
                         ----------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER

     WITH                     10,000,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     10,000,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                 [   ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.1%

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14   TYPE OF REPORTING PERSON*

     PN

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
                             SCHEDULE 13D

CUSIP No. 727606 10 5
-----------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Richard von Tscharner

-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [ ]
     (b) [ ]

-----------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------
4    SOURCE OF FUNDS

     OO, PF

-----------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [   ]

-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland

-----------------------------------------------------------------
                         7    SOLE VOTING POWER
     NUMBER OF
                              11,000,000
     SHARES              ----------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY
                              0
     OWNED BY            ----------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH

     REPORTING                1,000,000
                         ----------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER

     WITH                     10,000,000
-----------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     11,000,000

-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                 [   ]


-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.0%

-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

      This Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock"), of Plastinum Polymer Technologies Corp. (the "Issuer").

      The address of the Issuer's principal executive office is c/o 245 Park Avenue, New York, NY 10167.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) This statement is being filed by Lombard Odier Darier Hentsch & Cie ("LODH") and Richard von Tscharner ("RT"). LODH and RT are collectively referred to as the "Reporting Persons."

      (b) The principal business address for the Reporting Persons is 11, rue de la Corraterie, 1204, Geneva, Switzerland.

      (c) LODH is a Swiss private bank, limited partnership, and RT is a general partner of LODH. The principal business of LODH is private banking. The principal business of RT is as portfolio manager.

      (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) LODH is a limited partnership organized in Switzerland. RT is a citizen of Switzerland.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On February 20, 2007, LODH acquired 6,430,000 shares of Common Stock of the Issuer as a result of the "spin-off" of the Common Stock of the Issuer from New Generation Holdings, Inc. ("NGH"). In addition, Warrants for the purchase of 3,570,000 shares of Common Stock of NGH acquired by LODH on August 25, 2005 were modified during 2006, in contemplation of the spin-off of the Common Stock of the Issuer by NGH, to permit their exercise for shares of either NGH Common Stock or the Issuer's Common Stock.

      On August 21, 2007, LODH exercised Warrants to purchase 870,000 shares of Common Stock of the Issuer at an exercise price of $0.35 per share or an aggregate exercise price of $304,500. Upon such exercise, the number of shares of Common Stock of the Issuer beneficially owned by the Reporting Persons remained at 10,000,000.

      On November 6, 2007, RT acquired 3,800 shares of Series B-1 Convertible Preferred Stock of the Issuer (convertible into 1,000,000 shares of Common Stock of the Issuer) and Warrants exercisable for the purchase of 300,000 shares of Common Stock of the Issuer at an exercise price of $0.57 per share(which Warrants are not exercisable until May 7, 2008) for an aggregate purchase price of $380,000.

      The funds used to purchase the securities of the Issuer on August 21, 2007 and November 6, 2007 were personal funds of RT.

ITEM 4. PURPOSE OF TRANSACTION.

      LODH acquired the Issuer's Common Stock on August 21, 2007 on behalf of RT, and RT acquired the Issuer's Series B-1 Convertible Preferred Stock and Warrants exercisable for the Issuer's Common Stock on November 6, 2007, for RT's long-term investment and diversification of his investment portfolio. Neither LODH nor RT has any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer `s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (vii) changes in the Issuer `s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety to read as follows:

      (a) LODH beneficially owns in the aggregate 10,000,000 shares of Common Stock (which includes immediately exercisable warrants to purchase 2,700,000 shares of Common Stock at an exercise price of $0.35 per share and which expire August 25, 2008). Based on a total of 96,409,836 shares of Common Stock outstanding as of October 20, 2007 (as calculated according to the information provided by the Issuer in its Quarterly Report on Form 10-QSB filed with the SEC on November 9, 2007 and further in accordance with the beneficial ownership rules) the shares and warrants beneficially owned by LODH represent approximately 10.1% of the Issuer's Common Stock.

      RT beneficially owns in the aggregate 11,000,000 shares of Common Stock (which (i) includes immediately exercisable warrants to purchase 2,700,000 shares of Common Stock at an exercise price of $0.35 per share and which expire August 25, 2008 and (ii) excludes warrants to purchase 300,000 shares of Common Stock at an exercise price of $0.57 per share that are not exercisable until May 7, 2008 and expire November 6, 2012). Based on a total of 96,409,836 shares of Common Stock outstanding as of October 20, 2007 (as calculated according to the information provided by the Issuer in its Quarterly Report on Form 10-QSB filed with the SEC on November 9, 2007 and further in accordance with the beneficial ownership rules) the shares and warrants beneficially owned by RT represent approximately 11.0% of the Issuer's Common Stock.

      (b) RT has the sole power to vote all of the shares of Common Stock beneficially owned by the Reporting Persons.

      (c) Within the past 60 days, the Reporting Persons have not made any transactions in the Common Stock other than the acquisition described in Item 3 of this Schedule 13D.

      (d) No persons, other than the Reporting Persons, have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships between the Reporting Persons and any person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A:  Agreement of Joint Filing of Schedule 13D

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: November 29, 2007



                              /s/ Richard von Tscharner
                              ----------------------------------------------
                              Richard von Tscharner


                              LOMBARD ODIER DARIER HENTSCH & CIE


                              By: /s/ Laurent Yazmaciyan
                                  ------------------------------------------
                                  Name:  Laurent Yazmaciyan
                                  Title: Vice President


                              By: /s/ Jose Filella
                                  ------------------------------------------
                                  Name:  Jose Filella
                                  Title: Assistant Vice President

                                    EXHIBIT A

                    Agreement of Joint Filing of Schedule 13D

      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of the Issuer.

Dated as of: November 29, 2007



                              /s/ Richard von Tscharner
                              ----------------------------------------------
                              Richard von Tscharner


                              LOMBARD ODIER DARIER HENTSCH & CIE


                              By:  /s/ Laurent Yazmaciyan
                                  ------------------------------------------
                                   Name: Laurent Yazmaciyan
                                   Title: Vice President


                              By:  /s/ Jose Filella
                                  ------------------------------------------
                                   Name: Jose Filella
                                   Title: Assistant Vice President